UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 12b-25	SEC File Number: 000-50494
NOTIFICATION OF LATE FILING	Cusip Number: 74732G 104

(Check one)   Form 10-K [X]   Form 20-F [ ]   Form 11-K [  ] Form 10-Q [ ]   Form N-SAR [  ] Form N-CSR [  ]

For Period Ended: December 31, 2008
[  ]           Transition Report on Form 10-K
[  ]           Transition Report on Form 20-F
[  ]           Transition Report on Form 11-K
[  ]           Transition Report on Form 10-Q
[  ]           Transition Report on Form N-SAR
For the Transition Period Ended:________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Qnective, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

c/o Qnective AG Thurgauerstrasse 54

Address of Principal Executive Office (Street and Number)

CH-8050 Zürich Switzerland

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K,  Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008 could not be filed within the prescribed time period due to unforeseen delays arising in its preparation. The year-end audit was delayed because the Registrant entered into an Amended Shareholders Agreement in the fourth quarter of 2008 that has been treated as a recapitalization of the Registrant’s subsidiary, Qporter, Inc.  The historical financial statements of Qporter prior to the recapitalization are now the financial statements of the Registrant.  The Registrant is in the process of reflecting this change in its financial statements and, therefore, the financial statements and the related disclosure in the body of the Form 10-K could not be completed within the prescribed time period, without unreasonable effort and expense. The Registrant anticipates that its Annual Report on Form 10-K for the year ending December 31, 2008, will be filed on or before the 15th calendar day following the prescribed due date.
(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Françoise Lanter                                                                         +41 (44) 307 50 20
Name                                                                                     (Area Code)  (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).[X] Yes     [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?  [X] Yes    [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s results of operations for the year ended December 31, 2008 are still being finalized by management. Although the audit of its financial statements is ongoing, the Registrant expects to report a net loss of approximately $11.9 million, or $.33 per basic and diluted share for the year ended December 31, 2008, as compared with a net loss of approximately $1.5 million, or $0.05 per basic and diluted share, for the year ended December 31, 2007. The increase in net loss was primarily due to increased personnel costs resulting from the recapitalization, increased interest expenses in connection with the conversion of a convertible debenture and increased expenses from extinguishment a loan.

Qnective, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2009	By:	/s/ Françoise Lanter
Françoise Lanter
Chief Financial Officer